EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill Partner		Direct Dial: (212) 561-3604

October 6, 2011

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
File No. 000-53328
Form 8-K/A

Ladies & Gentlemen:

On behalf of our client, Target Acquisitions I, a Delaware corporation (the “Company”), we have filed a Form 8-K/A which includes the Form 10 type of information concerning the acquisition of China Real Fortune Mining Limited.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill